FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The following Significant Event notice was filed by Enersis Chile S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Enersis Chile S.A. was formed on March 1, 2016 by means of the demerger of Enersis S.A.  However, the distribution of the shares of Enersis Chile S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

Enersis – Santa Rosa 76 – Telephone: (56-2) 2 353 4400
Box Office 1557 – Central Post Office
Santiago, Chile

SIGNIFICANT EVENT

ENERSIS CHILE S.A.

Santiago, March 21, 2016.
Ger. Gen. ENICH N°07/2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (the “Company”), I hereby inform you of the following significant event:

With respect to Enersis’ Significant Event dated January 29, 2016 and pursuant to what was resolved during the December 18, 2015 Extraordinary Shareholders’ Meeting that approved the spin-off of Enersis S.A., the spin-off has become legally effective on March 1, 2016, as of which date the new company Enersis Chile S.A. (hereinafter “Enersis Chile”) has begun to exist and the originating Enersis S.A. was renamed “Enersis Americas S.A.”

It should be noted that, as agreed by the above-referred Shareholders’ Meeting, Enersis Chile applied to be registered in the Securities Register of the Superintendence of Securities and Insurance and in the stock exchanges along with its corresponding shares, in which the shares of Enersis Americas S.A. are currently traded.  The distribution and physical delivery of the shares issued by Enersis Chile shall take place on the date resolved by the Board of Directors of Enersis Chile, following the registration of Enersis Chile and its shares in the Securities Register of the Superintendence of Securities and Insurance and stock exchanges of Chile and following the compliance of all legal and regulatory requirements to that effect.

Sincerely,

Daniel Fernández Koprich
Deputy Chief Executive Officer

c.c.:         Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Banco Santander Santiago – Representante de Tenedores de Bonos (Bondholders Representative)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Enersis – Santa Rosa 76 – Telephone: (56-2) 2 353 4400
Box Office 1557 – Central Post Office
Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 23, 2016